Exhibit (a)(5)(B)

December 9, 2025

For Release:	Immediately
Refer to:	Ashley Hennessey; gentry_ashley_jo@lilly.com ; 317-416-4363 (Media)
Michael Czapar; czapar_michael_c@lilly.com; 317-617-0983 (Investors)

Lilly and Adverum announce expiration and completion of Adverum tender offer and acquisition

INDIANAPOLIS, December 9, 2025 — Eli Lilly and Company (NYSE: LLY) and Adverum Biotechnologies, Inc. (NASDAQ: ADVM) today announced that the tender offer (the “Offer”) by Flying Tigers Acquisition Corporation (“Purchaser”), a direct wholly-owned subsidiary of Lilly, to purchase all of the issued and outstanding shares (“Shares”) of Adverum’s common stock in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of specified milestones, expired as scheduled at one minute past 11:59 p.m., Eastern Time, on December 8, 2025 (such date and time, the “Expiration Time”).

Computershare Inc., and its affiliate, Computershare Trust Company, N.A., collectively, as the depositary and paying agent for the Offer, has advised Lilly that, as of the Expiration Time, 16,493,335 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 64% of the issued and outstanding Shares as of the Expiration Time. All conditions to the Offer have been satisfied. Accordingly, Lilly and Purchaser have accepted for payment, and will promptly pay, for all Shares accepted for payment pursuant to the Offer.

The parties expect to consummate the acquisition on December 9, 2025, in accordance with, and subject to the terms of, the Agreement and Plan of Merger, dated October 24, 2025, by and among Adverum, Lilly and Purchaser.

“This acquisition presents the opportunity to expand gene therapy’s potential to alleviate the burden of age-related conditions, including vision loss,” said Andrew Adams, Lilly group vice president, Molecule Discovery. “We are excited to welcome Adverum colleagues to Lilly and work together to develop innovative genetic medicines.”

For Lilly, Ropes & Gray LLP is acting as legal counsel. For Adverum, Aquilo Partners, L.P. is acting as exclusive financial advisor and Cooley LLP is acting as legal counsel.

About Lilly

Lilly is a medicine company turning science into healing to make life better for people around the world. We’ve been pioneering life-changing discoveries for nearly 150 years, and today our medicines help tens of millions of people across the globe. Harnessing the power of biotechnology, chemistry and genetic medicine, our scientists are urgently advancing new discoveries to solve some of the world’s most significant health challenges: redefining diabetes care; treating obesity and curtailing its most devastating long-term effects; advancing the fight against Alzheimer’s disease; providing solutions to some of the most debilitating immune system disorders; and transforming the most difficult-to-treat cancers into manageable diseases. With each step toward a healthier world, we’re motivated by one thing: making life better for millions more people. That includes delivering innovative clinical trials that reflect the diversity of our world and working to ensure our medicines are accessible and affordable. To learn more, visit Lilly.com and Lilly.com/news, or follow us on Facebook, Instagram, and LinkedIn.

About Adverum Biotechnologies

Adverum Biotechnologies (NASDAQ: ADVM) is a clinical-stage company that aims to establish gene therapy as a new standard of care for highly prevalent ocular diseases with the aspiration of developing functional cures to restore vision and prevent blindness. Leveraging the capabilities of its proprietary intravitreal platform, Adverum is developing durable, single-administration therapies, designed to be delivered in physicians’ offices, to eliminate the need for frequent ocular injections to treat these diseases. Adverum is evaluating its novel gene therapy candidate, ixoberogene soroparvovec (Ixo-vec, formerly referred to as ADVM-022), as a one-time, IVT injection for patients with neovascular or wet age-related macular degeneration. Additionally, by overcoming the challenges associated with current treatment paradigms for debilitating ocular diseases, Adverum aspires to transform the standard of care, preserve vision, and create a profound societal impact around the globe.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding Lilly’s acquisition of Adverum. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the acquisition of Adverum, or that all or any of the contingent consideration will become payable on the terms described herein or at all. For further discussion of these and other risks and uncertainties, see Lilly’s and Adverum’s most recent Form 10-K and Form 10-Q filings with the U.S. Securities and Exchange Commission. Except as required by law, neither Lilly nor Adverum undertakes any duty to update forward-looking statements to reflect events after the date of this press release.

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